Consent of Independent Registered Public Accounting Firm

The Board of Directors
Keryx Biopharmaceuticals, Inc.:

We consent to the use of our reports dated March 7, 2006 which appear in the December 31, 2005 Annual Report on Form 10-K, with respect to the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and subsidiaries (the “Company”), a development stage company, as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and for the period from December 3, 1996 to December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated by reference in the Registration Statement on Form S-8 filed by the Company on April 6, 2006.

/s/ KPMG LLP

New York, New York
April 5, 2006